Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT

COPY OF THE CERTIFICATE OF INCORPORATION OF "HYPERKELP, INC.",

FILED IN THIS OFFICE ON THE FOURTEENTH DAY OF MAY, A.D. 2021,

AT 12:42 O`CLOCK P.M.





Jeffrey W. Bullock, Secretary of State

5919618 8100
SR# 20211788058

Authentication: 203209619
Date: 05-14-21

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:42 PM 05/14/2021
FILED 12:42 PM 05/14/2021
SR 20211788058 - File Number 5919618

CERTIFICATE OF INCORPORATION

OF

HYPERKELP, INC.

FIRST: The name of the corporation is:

HyperKelp, Inc. (the "***Corporation***")

SECOND: The address of the registered office of the Corporation in the State of Delaware is 251 Little Falls Drive in the City of Wilmington, County of New Castle, 19808. The name of the registered agent at such address is Corporation Service Company.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of Delaware.

FOURTH: The Corporation is authorized to issue one class of stock, to be designated "***Common Stock***" with a par value of $0.0001 per share. The total number of shares of Common Stock that the Corporation shall have authority to issue is Ten Million (10,000,000).

FIFTH: The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. In addition to the powers and authority expressly conferred upon them by statute or by this Certificate of Incorporation or the Bylaws of the Corporation, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation. Election of directors need not be by written ballot, unless the Bylaws of the Corporation so provide.

SIXTH: The Board of Directors is authorized to make, adopt, amend, alter or repeal the Bylaws of the Corporation. The stockholders shall also have power to make, adopt, amend, alter or repeal the Bylaws of the Corporation.

SEVENTH: The name and mailing address of the incorporator is:

Graeme Rae
1084 N. El Camino Real, Suite B, #173
Encinitas, CA 92024

EIGHTH:

Section 1. To the fullest extent permitted by the Delaware General Corporation Law, as the same exists or may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

Section 2. To the fullest extent permitted by the Delaware General Corporation Law, as the same exists or may hereafter be amended, the Corporation is authorized to provide

1

indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which applicable law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise.

Section 3.   Neither any amendment or repeal of any Section of this Article EIGHTH, nor the adoption of any provision of this Certificate of Incorporation inconsistent with this Article EIGHTH, shall eliminate or reduce the effect of this Article EIGHTH, in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Article EIGHTH, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

THE UNDERSIGNED, being the incorporator named above, for the purpose of forming a corporation pursuant to the General Corporation Law of Delaware, does make this certificate, hereby declaring and certifying that this is my act and deed and the facts herein stated are true, and accordingly have hereunto set my hand this 13 day of May, 2021.

Graeme Rae, Incorporator

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